Exhibit (d)
SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD
(Regn. No. 199503003D)

Our Ref : Your Ref : Date : 9 April 2007	60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 Tel: (65) 6828 6828 Fax: (65) 6821 1188
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
Attention:     General Counsel / Company Secretary
Dear Sirs
VOLUNTARY CONDITIONAL CASH OFFER (THE “OFFER”) BY SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD (THE “OFFEROR”) TO ACQUIRE ALL OF THE ISSUED ORDINARY SHARES OF STATS CHIPPAC LTD. (THE “COMPANY”)
1.	We refer to the options proposal (the “Options Proposal”) made by the Offeror, concurrently with the Offer, to all holders of options (each, an “Option”) granted under the STATS ChipPAC Ltd. Share Option Plan, the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan (the “Option Plans”), and the letter dated 16 March 2007 by the Offeror to the holders of Options (the “Letter to Optionholders”).

2.	Unless otherwise defined herein, all terms and references used in this letter are as defined or construed in the Letter to Optionholders.

3.	The arrangements relating to the settlement of the Options are as follows:
(a)	on each Tuesday and Friday of a calendar week following the first closing date, the Company shall furnish Goldman Sachs the following information in writing:
(A)	the names, contact numbers (to the extent this is available to the Company) and addresses of the optionholders who hold outstanding Options;

(B)	the number of outstanding Options held by each such optionholder (including vested and unvested Options);

(C)	the date(s) on which the Options were granted to each such optionholder;

(D)	the exercise prices of the relevant Options expressed in the currency in which the Options were granted; and

(E)	the exercise periods relating to the outstanding Options.
(b)	Goldman Sachs will send to the Company, based on the information on the Options available to them as at 9 March 2007, the information in respect of those Options for which optionholders have accepted the Options Proposal (the “Relevant Options”), setting out the number of Options for which the Options Proposal has been accepted and the gross amount of the Option Price payable to each optionholder (the “Relevant Options Information”) for the Relevant Options in Singapore dollars calculated according to the terms of the Options Proposal (the “Gross Amount”) and sufficient “back up” calculations to demonstrate the calculation of the Gross Amount (the “Gross Amount Calculation”).

(c)	Within three business days of the date of the Company’s receipt of the Relevant Options Information and the Gross Amount Calculation in respect of the Relevant Options from Goldman Sachs (if such Relevant Options Information is received before 9:00 a.m. Singapore time on any business day or within 4 business days if received on a day other than a business day or if received after 9:00 a.m. Singapore time on any business day) (each, a “Receipt Date”), the Company shall provide the following information to Goldman Sachs in writing:
(i)	the Company shall verify and confirm in writing to Goldman Sachs if there are any errors or omissions in the Relevant Options Information in respect of the number of outstanding Options (including vested and unvested Options) and the exercise prices (including the currency of such exercise prices) of such Options held by each Optionholder who has accepted the Options Proposal, based on the information available to the Company as at the Receipt Date;

(ii)	in respect of each optionholder who holds Relevant Options, the Company’s reasonable estimation of the amount of the applicable deductions and withholding taxes in the relevant jurisdiction (in Singapore dollars) which the Company intends to withhold in the relevant jurisdiction in respect of any payment of the Gross Amount due to such optionholder (the “Deduction”) (it being understood that for purposes of calculating the applicable deduction or withholding tax in any jurisdiction other than Singapore, the Company shall use a published exchange rate (such as Bloomberg’s published exchange rate) on the business day following the Receipt Date);

(iii)	in respect of each Deduction, a delineation of each item of deduction or withholding tax that comprises the entire Deduction for each optionholder and the relevant authority to whom the Deduction is to be paid or made; and

(iv)	the aggregate amount of all Deductions (in Singapore dollars) which the Company and/or the optionholders are subject to in respect of the payment of the Gross Amounts due to all the optionholders who hold Relevant Options (the “Aggregate Deduction”) and the designated bank accounts of the Company and/or its subsidiaries in the relevant jurisdictions to which the Aggregate Deduction shall be remitted in one or more payments (the “Bank Accounts”), provided that the total number of Bank Accounts shall not exceed 5.
collectively, the “Options Settlement Information”.

(d)	As soon as practicable following each receipt by Goldman Sachs of the Options Settlement Information, the Offeror will arrange for remittances in the form of cheques for the Gross Amount less the Deduction for the Relevant Options of each optionholder accepting the Options Proposal (the “Net Option Price”) (in Singapore dollars) to be made out to the optionholders and shall deliver the cheques to the following STATS ChipPAC companies (the “Relevant Companies”):
(i)	in respect of optionholders in Singapore, Taiwan, Japan, Europe and locations other than those listed below (apart from the People’s Republic of China), STATS ChipPAC Ltd.;

(ii)	in respect of optionholders in the United States, STATS ChipPAC Inc.;

(iii)	in respect of optionholders in South Korea, STATS ChipPAC Korea Ltd.; and

(iv)	in respect of optionholders in Malaysia, STATS ChipPAC Malaysia Sdn. Bhd.
(e)	As soon as practicable and no later than three business days after receipt by the Relevant Company of the cheques (for cheques received prior to 5:00 p.m. local time on a business day in the jurisdiction of the Relevant Company or four business days after receipt for cheques received on a day other than a business day in such jurisdiction or after 5:00 p.m. local time on a business day in such jurisdiction), the Relevant Company shall deliver the cheques to the individual optionholders at the Relevant Company facility where such optionholder is normally employed (or, if on such delivery date, such optionholder is not present at the Relevant Company facility where such optionholder is normally employed, the Relevant Company shall hold the cheque until such optionholder returns and deliver the cheque to such optionholder reasonably promptly upon his or her return or, in the event that the optionholder does not return to the premises of the Relevant Company at which he or she is employed for more than 14 days following the Relevant Company’s receipt of a cheque for such optionholder, forward such cheque to such optionholder at the address for such optionholder maintained in the Company’s records).
(f)	As soon as practicable following each receipt by Goldman Sachs of the Options Settlement Information, the Offeror will remit the Aggregate Deduction to the Bank Accounts (and in no event later than the date on which the Offeror remits the cheques to the Company to be distributed to the optionholders in respect of which the Aggregate Deduction is being remitted). If payment to the Company is made by telegraphic transfer, the Offeror and the Company shall bear their own bank charges in relation to and arising out of the payment by telegraphic transfer.

(g)	The Company shall pay the full amount of the Aggregate Deduction to the relevant authorities to which the Company reasonably believes such payments are required to be made in accordance with applicable laws. The Company shall provide the Offeror with an opportunity to review the Company’s books and records during normal business hours to confirm the payment of the Aggregate Deduction to the relevant authorities. Neither the Offeror nor Goldman Sachs shall be required to or shall have any liability to calculate or make any payments in respect of any Deduction or any other applicable deduction or withholding tax (or to make any reporting of amounts paid to optionholders) to any regulatory authority.
4.	In the event of any failure or refusal by the Company to provide the Options Settlement Information within three business days (or four business days, as applicable) after a Receipt Date, the Offeror will proceed to make payment of the Gross Amounts to the optionholders by arranging for remittances in the form of cheques for the Gross Amount (in Singapore dollars) to be despatched directly to the respective optionholders in accordance with the Options Proposal.

5.	The Company shall promptly notify Goldman Sachs if it becomes aware of any changes to, or inaccuracies, errors and omissions in respect of any Relevant Options Information or the calculation of any Deduction or the Aggregate Deduction that has been provided by the Company pursuant to this letter agreement.

6.	In confirming your agreement to the arrangements set forth in this letter agreement, the Company acknowledges that the Offeror has agreed for the Options to be settled in the manner described in paragraph 3 above with a view to assisting the Company with its deduction and withholding tax obligations in respect of the Options and nothing in this letter agreement is to be construed as (i) an undertaking or agreement by the Offeror or Goldman Sachs to assume any of the Company’s liability or obligation as an employer in relation to any deduction or withholding taxes which the Company and/or the optionholders may be subject to in respect of the Options or any of the Company’s and/or optionholders’ reporting obligations in respect of the same or (ii) an undertaking or agreement by the Company to assume any of the Offeror’s liability or obligation in connection with the Options Proposal. Accordingly, the Company agrees that:
(a)	upon payment of the Aggregate Deduction to the Company in the manner set out in this letter agreement, the Offeror shall be deemed discharged and the Company shall be deemed to have released and discharged each of the Offeror and Goldman Sachs from any and all actions, demands, claims, losses, costs, expenses and liabilities in respect of the Deduction and the Aggregate Deduction, which the Offeror or Goldman Sachs may otherwise owe to the Company, including any losses, costs, expenses and liabilities in connection with currency exchange fluctuations or the conversion of the Aggregate Deduction from Singapore dollars to other currencies; and
(b)	the Company shall indemnify each of the Offeror and Goldman Sachs for any and all claims, losses, liabilities, actions, demands, costs and expenses which the Offeror may incur or which may be made against the Offeror by the optionholders or any relevant authority as a result of or in connection with the deduction of the Deduction from the Gross Amount, the payment of the Aggregate Deduction to the relevant authorities or any delays, errors, inaccuracies or omissions in the Options Settlement Information.
7.	The Offeror hereby represents and undertakes that all information delivered to the Company by the Offeror or by Goldman Sachs for and on behalf of the Offeror pursuant to this letter agreement shall be true and accurate in all material respects with no material omissions as at the date the information is delivered and at all times thereafter.
8.	It is agreed that nothing in this letter agreement shall be applicable to the payment and settlement of the Option Price payable to Optionholders in the People’s Republic of China.
9.	Other than Goldman Sachs, a person who is not a party to this letter agreement has no right under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore to enforce any term of this letter agreement.
10.	This letter agreement shall be governed by, and construed in accordance with, the laws of Singapore. The parties to this letter agreement irrevocably submit to the jurisdiction of the courts of Singapore in relation to any dispute which may arise out of or in connection with this letter agreement.
11.	This letter agreement shall automatically terminate on 30 June 2007 and neither party shall have any obligation to the other party in respect of any matter stated in this letter agreement if the Offer is not declared unconditional or if the Offer lapses before 30 June 2007.
12.	Kindly confirm your agreement to the arrangements and the terms set forth in this letter agreement by signing and returning to us a duplicate of this letter agreement.

13.	If you require any clarification on the above, please do not hesitate to contact Goldman Sachs at the following contact: Gurpreet Vohra at +65 68892613 / Email: gurpreet.vohra@gs.com. or Seung-June Lee at +65 68892731 / Email: seungjune.lee@gs.com.

Yours faithfully,
Singapore Technologies Semiconductors Pte Ltd

/s/ Lena Chia Yue Joo
Lena Chia Yue Joo
Director

STATS ChipPAC Ltd. hereby confirms its agreement with Singapore Technologies Semiconductors Pte Ltd to the arrangements and the terms set forth in this letter agreement, and represents and undertakes that all information delivered to Singapore Technologies Semiconductors Pte Ltd or Goldman Sachs (Singapore) Pte. pursuant to this letter agreement shall be, to the best of its knowledge, true and accurate in all material respects with no material omissions as at the date the information is delivered and at all times thereafter.

For and on behalf of STATS ChipPAC Ltd.

/s/ Ng Tiong Gee Name: Ng Tiong Gee Designation: Senior Vice President, Human Resources and Chief Information Officer

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